Filed by Harman International Industries, Incorporated.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Harman International Industries, Incorporated.
Commission File No. 001-09764

Harman Employee Q&A
Q:	What is happening?

A:	The Company has entered into an agreement with Kohlberg Kravis Roberts & Co. (KKR) and GS Capital Partners (GSCP). The transaction is in the form of a merger with present Harman shares to be acquired at $120 per share. The Company will continue in its present form and retain its name. For the most part it will look, act, and feel as it does now except that a new group of world-class majority investors will replace the present group of world-class majority investors.

Q:	Who will the new investors be?

A:	The principal investors will be KKR and GSCP but, subject to a limitation on the total number of shares that may be issued, existing Company shareholders will have the right to elect to receive stock in the successor company, instead of the $120 per share cash price.

Q:	What can you tell us about KKR and GSCP?

A:	KKR is one of the world’s oldest and most experienced private equity firms. Founded in 1976, it has offices in New York, Menlo Park, London, Paris, Hong Kong and Tokyo. Throughout its history, KKR has brought a long-term investment approach to its portfolio companies, focusing on working in partnership with management teams and investing for future competitiveness and growth. KKR has completed and announced over 150 transactions with an aggregate value of over $345 billion. I have the highest regard for the principals at KKR.

Established in 1992, the GSCP family of funds is part of the Goldman Sachs’ Principal Investment Area in the Merchant Banking Division. Goldman Sachs’ Principal Investment Area has formed 13 investment vehicles, aggregating $56 billion of capital raised. GS Capital VI is the current primary investment vehicle for Goldman Sachs to make large, privately negotiated equity investments. Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms in the world, and I have known them virtually from the establishment of our Company.

Q:	What are the benefits of the merger?

A:	The merger is expected to generate many benefits for our shareholders, customers and employees. Our shareholders will receive an attractive, immediate and certain cash premium to the value of their shares, with an option to continue to own shares in the new company. The merger will allow us greater flexibility to make the strategic, long-term investments for the future that are necessary to advance our business and which best serve our customers and employees.

Q:	When will the transaction close? Will we know when that happens?

A:	Harman shareholders must approve the merger at a meeting. Before the meeting, a proxy statement must be mailed to all shareholders, describing the merger. The merger is also subject to other conditions, such as regulatory approvals. We expect the closing to occur during the third calendar quarter of 2007. We will make a public announcement when the merger closes and you will, therefore, know when it happens as quickly as anyone else.

Q:	What is happening to management?

A:	I intend to continue as Executive Chairman. I expect Dinesh Paliwal to join the Company on July 1, 2007 as Chief Executive Officer, and I expect the other senior executives in management to continue their current roles. Further, I’ve committed to exchange up to half my shares of Harman stock for stock in the new company. I do it because I have total commitment and belief in the future of Harman International, and I am eager to be a continuing part of it.

Q:	Who selected the new CEO?

A:	I did along with our Board of Directors. Fortunately Dinesh Paliwal was known to KKR and is highly respected by KKR.

Q:	How does the merger affect annual reviews and salary increases?

A:	We do not expect any change in the timing of annual reviews and salary increases.

Q:	Will there be any layoffs as a result of the transaction?

A:	Except for strategic changes the Company already has underway, there are no plans for layoffs as a result of the transaction. The success of the transaction will depend on growing the business—not on eliminating jobs.

Q:	Will any of my benefits change?

A:	There is no present plan to change our benefit programs. Each year, prior to open enrollment, we review the costs of the programs and make any adjustments needed to keep the employer/employee cost sharing ratio at the same level. You can expect that the same process will be used this year. As always, the Company retains the right to revise its benefit plans and programs when conditions change.

Q:	What will happen to my 401(k) account?

A:	You will receive all your Company matching contributions for fiscal year 2007. As in the past, the Board will decide whether to make a Company profit sharing contribution and in what amount. It will generally be based on Company performance during the fiscal year. The 401(k) plan is expected to continue after the merger. However, we cannot guarantee, after the closing, that the 401(k) plan will provide participants with the opportunity to invest in the stock of the new company. As always, Harman reserves the right to amend the 401(k) plan in the future.

Once the details have been worked out, you will receive a follow up communication that will concentrate on the specific questions relating to the Harman stock in which your account may be currently invested. That communication will review how the change in Harman stock will affect the 401(k) plan.

Q:	In the merger, Harman shareholders will be entitled to receive $120 in cash for each share of Harman stock they own. Does that mean that Harman stock in my account will be converted into cash? If so, will I have immediate access to the cash? What happens if some of the Harman stock in my 401(k) account is not yet vested?

A:	As mentioned above, stockholders will have the opportunity to elect to receive $120 per share in cash or stock in the new company, subject to a limit on the number of shares of the new company that may be issued. To the extent you receive cash in the merger for the shares of Harman stock in your 401(k) plan account, you will not be entitled to an immediate distribution of the cash, unless you are otherwise entitled to receive a distribution of your 401(k) account (e.g., if you retire). You will, however, be free to immediately reinvest the cash in other 401(k) plan investment options. Similarly, the merger does not change the vesting of contributions to the 401(k) plan. For example, if you are currently 10% vested in the Harman stock in your account you will continue to be 10% vested in the cash received in the merger for your Harman stock. Any cash you receive for shares of Harman stock must be reinvested in another plan option after the merger. We will forward additional information regarding investment alternatives at a later date.

Q:	What about my flexible spending account? Can I still contribute to it? Will I be able to submit claims for the balance in my account to date?

A:	Yes, deductions related to your flexible spending accounts, for both medical and dependent care, will continue. Balances currently available for reimbursement from your accounts are available to you subject to the normal distribution rules.

Q:	Will all the Harman groups be part of the new company?

A:	Yes, we expect the new company will include the Professional, Consumer, and Automotive groups.

Q:	Whom should I contact with human resources-related questions?

A:	You should continue to contact your business unit’s HR professional. Please know that we are committed to keeping you informed throughout. We know that this news can be distracting, but additional information will be distributed as quickly as it becomes available. I remind you again that, in my view, this transaction boils down to the exchange of one group of world-class investors for another. Our Company will continue to operate as you have known it and I thank you for your work and support.
Sidney Harman
Executive Chairman

Additional Information and Where To Find It
The parties to the merger agreement intend to file a registration statement that will include a proxy statement/prospectus and other relevant documents in connection with the proposed transaction. HARMAN INVESTORS ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other filings containing information about Harman and the merger, when available, from the SEC at the SEC’s web site at http://www.sec.gov. In addition, copies of the proxy statement/prospectus and other filings containing information about the Company and the merger can be obtained, when available, without charge, by directing a request to Harman International Industries, Incorporated; Attention: Investor Relations, 1101 Pennsylvania Ave., N.W., Suite 1010, Washington, DC 20004, or by telephone at (202) 393-1101 or on Harman’s website, www.harman.com.
Forward Looking Information
This communication may contain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements.
These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against Harman and others following the announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain stockholder approval or the failure to satisfy other conditions to the merger; (4) the failure to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (6) other factors described in Harman’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Harman’s ability to control or predict. Harman undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise.
Interests of Participants
The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in favor of the proposed transaction. Additional information regarding the interests of potential participants in the proxy solicitation will be included in the definitive proxy statement/prospectus and other relevant documents that Harman intends to file with the SEC in connection with the scheduled special meeting of its stockholders.

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